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                                                                    EXHIBIT 99.2

                        LETTER TO STOCKHOLDERS OF RECORD
                        OMEGA HEALTHCARE INVESTORS, INC.
                                RIGHTS OFFERING

Dear Stockholders:

    This letter is being distributed to all holders of shares of our common stock of record on ___________, 2001 of Omega Healthcare Investors, Inc., a Maryland corporation, in connection with a distribution of rights to acquire additional shares of common stock, at a subscription price of $___ per share as described in the prospectus dated ____________, 2001.

    Each beneficial owner of shares of the common stock is entitled to receive one right for every ____ shares of common stock owned as of the record date, and to subscribe for and purchase one additional share of common stock for each right held. No fractional rights have been granted; if a fractional right would have been calculated for a holder as a result of the ratio described above, the number of rights granted to such holder has been rounded up to the nearest whole right.

    Enclosed are copies of the following documents:

    1.  The prospectus relating to the rights offering;

    2.  The subscription agreement;

    3. A return envelope addressed to EquiServe Trust Company, N.A, the subscription agent.

    YOUR PROMPT ACTION IS REQUESTED. THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON ____________, 2001, UNLESS WE EXTEND THE SUBSCRIPTION PERIOD.

    The enclosed prospectus describes the rights offering and the procedures to follow if you choose to exercise your rights. Please read the prospectus and other enclosed materials carefully.

    NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO EXERCISE OR REFRAIN FROM EXERCISING RIGHTS OR, IF EXERCISED, AS TO THE NUMBER OF SHARES OF COMMON STOCK TO PURCHASE. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS.

    To exercise rights to subscribe for and purchase additional shares of common stock, a properly completed and executed subscription agreement and payment in full for all of the rights exercised must be delivered to EquiServe, as indicated in the prospectus prior to 5:00 P.M., New York City time, on ____________, 2001.

    The rights offering is being made to all holders of record as of ____________, 2001 solely pursuant to the prospectus and the subscription agreement. The offer is not being made (nor will the exercise of rights be accepted from or on behalf of) stockholders in any jurisdiction in which the making of the offer or the acceptance of any exercise of rights therein would not be in compliance with the laws of such jurisdiction.

    Additional copies of the enclosed materials may be obtained from ____________, at ____________ [address]. You may call ____________ toll free at
____________.

                                          Very truly yours,
                                          OMEGA HEALTHCARE INVESTORS, INC.